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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               VENTRO CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (TITLE OF CLASS OF SECURITIES)

                                  922815-AA-3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES G. STEWART
                            CHIEF FINANCIAL OFFICER
                               VENTRO CORPORATION
                              1500 PLYMOUTH STREET
                            MOUNTAIN VIEW, CA 94043
                                 (650) 567-8900
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS
                          ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

                              DANIEL G. KELLY, JR.
                             DAVIS POLK & WARDWELL
                              1600 EL CAMINO REAL
                          MENLO PARK, CALIFORNIA 94025
                           TELEPHONE: (650) 752-2000

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION(1)                         AMOUNT OF FILING FEE
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                 $67,500,000                                      $13,500
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

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the 6% Convertible Subordinated Notes Due 2007 proposed to be acquired is based on the amount of cash to be paid for such securities.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Ventro Corporation, a Delaware corporation (the "Company"), in connection with the tender offer (the "Tender Offer") by the Company for any and all of its 6% convertible subordinated notes due 2007 (the "Notes"). Copies of the purchase offer (the "Offer to Purchase") and the related Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement is intended to satisfy the filing requirements of Rule 13e-4c(2) under the Securities Exchange Act of 1934, as amended.

     Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase and the related Letter of Transmittal and the Company's Annual Report on Form 10-K is hereby incorporated by reference in the answers to Items 1 through 11 of this Statement.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. Ventro Corporation is the subject company. The address and telephone number of its principal executive offices are 1500 Plymouth Street, Mountain View, CA 94043; (650) 567-8900.

(b) SECURITIES. The information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "Description of the Notes" is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under the caption "Description of the Notes -- Market and Trading Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     This is an issuer tender offer. The information set forth in response to
Item 2(a) of this Statement is incorporated herein by reference. The information set forth in the Company's Annual Report on Form 10-K under the caption "Directors and Executive Officers of the Registrant" is hereby incorporated by reference. The address of each of the Company's officers and directors is c/o Ventro Corporation at the Company's address set forth in response to Item 2(a) of this Statement.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

     (1) Tender Offers

          (i)-(ii) The information set forth on the cover of the Offer to Purchase and in the Offer to Purchase under the caption "The Tender Offer -- Purpose" and "-- Terms" is incorporated herein by reference.

          (iii) The information set forth on the cover of the Offer to Purchase and in the Offer to Purchase under the caption "The Tender Offer -- Extension, Amendment and Termination of Tender Offer" is incorporated herein by reference.

          (iv)    Not applicable.

          (v) The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Extension, Amendment and Termination of Tender Offer" is incorporated herein by reference.

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

          (vi) The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Withdrawal and Revocation Rights" is incorporated herein by reference.

          (vii) The information set forth in the Offer to Purchase under the captions "The Tender Offer -- Procedures for Tendering Notes", "-- Withdrawal and Revocation Rights" and
                   "-- Acceptance for Payment and Payment for the Notes" is incorporated herein by reference.

          (viii) The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Acceptance for Payment and Payment for the Notes" is incorporated herein by reference.

          (ix)    Not applicable.

          (x) The information set forth in the Offer to Purchase under the caption "Risk Factors -- The Tender Offer Could Result in Reduced Liquidity of the Notes" is incorporated herein by reference.

          (xi)    Not applicable.

          (xii) The information set forth in the Offer to Purchase under the caption "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

     (2) Mergers or Similar Transactions.

     Not applicable.

(b) Purchases. To the best knowledge of the Company, no Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Purpose" is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Purpose" is incorporated herein by reference.

(c) Plans.

      (1) The information set forth in the Company's Annual Report on Form 10-K under the captions "Business -- Discontinued Marketplaces" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring" is hereby incorporated by reference.

      (2) None.

      (3) None.

      (4) The information set forth in the Company's Annual Report on Form 10-K under the caption "Risk Factors -- We have recently lost four senior executive officers" is hereby incorporated by reference.

      (5) The information set forth in the Company's Annual Report on Form 10-K under the captions "Business -- Discontinued Marketplaces" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring" is hereby incorporated by reference.

      (6) If the Tender Offer is successful and all outstanding Notes are tendered, the Notes no longer will be traded in the over-the-counter market. The information set forth in the Offer to Purchase under the captions "Risk Factors -- The Tender Offer Could Result in Reduced Liquidity of the Notes" and "Description of the Notes -- Market and Trading Information" is incorporated herein by reference.

                                       ii
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      (7) The information set forth in response to Item 6(c)(6) of this
          Statement is incorporated herein by reference.

      (8) Not applicable.

      (9) Not applicable.

     (10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

     (1) The Company will provide the consideration required to cover the purchase price of the Notes and related costs from its available cash, cash equivalents and short-term investments, which amounted to approximately $186.3 million at December 31, 2000.

     (2) If the Company purchases all of $250,000,000 aggregate principal amount of the Notes pursuant to the tender offer at the purchase price of $270 per $1,000 principal amount of Notes, we expect the maximum aggregate cost, including accrued interest to March 23, 2001 and all fees and expenses applicable to the Tender Offer, will be approximately $78 million.

(b) Conditions. The information set forth in the Offer to Purchase under the captions "The Tender Offer -- Conditions" is incorporated herein by reference.

(d) Borrowed Funds.

     (1)-(2) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. None.

(b) Securities Transactions. None.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "Risk Factors -- We Have Not Obtained a Third-Party Determination that the Tender Offer Is Fair to Noteholders", "Dealer Manager, Depositary and Information Agent" and "Miscellaneous" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

     (1) None other than previously disclosed.

     (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

     (3) Not applicable.

     (4) Not applicable.

     (5) Not applicable.

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.
                                       iii
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ITEM 12. EXHIBITS.

(a) (1) Offer to Purchase, dated February 26, 2001.

    (2) Form of Letter of Transmittal.

    (3) Form of Notice of Guaranteed Delivery.

    (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (5) Form of Letter to Clients.

    (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (7) Press Release, dated February 20, 2001.

    (8) Summary Advertisement, dated February 26, 2001.

(b) None.

(d) None.

(g) None.

(h) None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                       iv
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          VENTRO CORPORATION

                                          By:     /s/ JAMES G. STEWART
                                            ------------------------------------
                                            Name: James G. Stewart
                                            Title: Chief Financial Officer

Date: February 26, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Offer to Purchase, dated February 26, 2001.
   (2)   Form of Letter of Transmittal.
   (3)   Form of Notice of Guaranteed Delivery.
   (4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
   (5)   Form of Letter to Clients.
   (6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
   (7)   Press Release, dated February 20, 2001.
   (8)   Summary Advertisement, dated February 26, 2001.

(b) None.

(d) Not applicable.

(g) None.

(h) None.

                                       vi